                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM U5B

                             Progress Energy, Inc.
                              Name of Registrant

              Name, Title and Address of Officer to Whom Notices
                 and Correspondence Concerning This Statement
                             Should be Addressed:

                            Robert H. Bazemore, Jr.
                         Vice President and Controller
                             Progress Energy, Inc.
                           410 S. Wilmington Street
                               Raleigh, NC 27602

                            REGISTRATION STATEMENT

The undersigned holding company hereby submits its registration statement to the Securities and Exchange Commission pursuant to Section 5 of the Public Utility Holding Company Act of 1935.

1.    Exact name of registrant:                      Progress Energy, Inc.
2.    Address of principal executive offices:        410 S. Wilmington Street
                                                     Raleigh, NC 27602
3.    Name and address of chief accounting officer:  Robert H. Bazemore, Jr.
                                                     Vice President and
                                                     Controller
                                                     Progress Energy, Inc.
                                                     410 S. Wilmington Street
                                                     Raleigh, NC 27602
4. Furnish the following information as to the registrant and each subsidiary company thereof (indented to show degree of remoteness from registrant) as of 4/30/01:

               Name of Company                                    Organization        State         Type of Business
---------------------------------------------------------      -------------------  ----------  ---------------------------
Progress Energy, Inc.                                             Corporation           NC       Holding Company

Progress Energy Service Company, LLC                              LLC                   NC       Service Company

Progress Energy Ventures, Inc.                                    Corporation           NC       Holding Company

  CPL Synfuels LLC                                                LLC                   NC       Synthetic Fuel Production

  Solid Fuel LLC                                                  LLC                   DE       Synthetic Fuel Production

  Sandy River Synfuel LLC                                         LLC                   DE       Synthetic Fuel Production

  Colona Synfuel LLLP                                             LLLP                  DE       Synthetic Fuel Production

  Anson County Power, LLC                                         LLC                   NC       Exempt Wholesale Generator

               Name of Company                                    Organization        State         Type of Business
---------------------------------------------------------      -------------------  ----------  ---------------------------
   Cumberland County Power, LLC                                   LLC                   NC       Exempt Wholesale Generator

   Tuscarora Power, LLC                                           LLC                   NC       Exempt Wholesale Generator

Carolina Power & Light Company                                    Corporation           NC       Electric Utility

  CaroFund, Inc.                                                  Corporation           NC       Financing Subsidiary

  CaroHome, LLC                                                   LLC                   NC       Holding Company

  Capitan, Inc.                                                   Corporation           TN       Real Estate Holdings

  Caronet, Inc.                                                   Corporation           NC       Exempt Telecommunications
                                                                                                 Company
  Richmond County Power, LLC                                      LLC                   NC       Electric Utility Company

  Rowan County Power, LLC                                         LLC                   NC       Exempt Wholesale Generator

    Interpath Communications, Inc.                                Corporation           NC       Telecommunications

      Autonomous Networks, LLC                                    LLC                   DE       Telecommunications

  CaroFinancial, Inc.                                             Corporation           DE       Financing Subsidiary

  Eastern North Carolina Natural Gas Company                      Corporation           NC       Gas Utility

North Carolina Natural Gas Corporation                            Corporation           DE       Gas Utility

  Cape Fear Energy Corp.                                          Corporation           NC       Natural Gas Marketing

  NCNG Cardinal Pipeline Investment Corp.                         Corporation           NC       Holding Company

  NCNG Energy Corp.                                               Corporation           NC       Holding Company

  NCNG Pine Needle Investment Corp.                               Corporation           NC       Holding Company

Monroe Power Company                                              Corporation           NC       Exempt Wholesale Generator

Strategic Resource Solutions Corp.                                Corporation           NC       Energy Services Company

  SRS Engineering Corp.                                           Corporation           NC       Energy Engineering

  Spectrum Controls, Inc.                                         Corporation           NC       Energy Controls

Florida Progress Corporation                                      Corporation           FL       Exempt Utility Holding Company

  Florida Power Corporation                                       Corporation           FL       Electric Utility Company

     Energy Solutions, Inc.                                       Corporation           FL       Energy Services Company

  Florida Progress Funding Corporation                            Corporation           DE       Financing Subsidiary

     FPC Capital I                                                Business Trust        DE       Business Trust

  Tampa Bay Devil Rays, Ltd.                                      Limited               FL       Major League Baseball Team
                                                                  Partnership

  FPC Del, Inc.                                                   Corporation           DE       Financing Subsidiary

  Progress Capital Holdings, Inc.                                 Corporation           FL       Financing Subsidiary

               Name of Company                                    Organization        State         Type of Business
---------------------------------------------------------      -------------------  ----------  ---------------------------
     Progress Energy Corporation                                  Corporation           FL       Cogeneration and Power
                                                                                                 Production

        PEC Ft. Drum                                              Corporation           FL       Cogeneration and Power
                                                                                                 Production

           Westmoreland-Fort Drum, L.P.                           Limited               DE       Cogeneration and Power
                                                                  Partnership                    Production

               Westpower-Fort Drum                                General               VA       Cogeneration and Power
                                                                  Partnership                    Production

                   Black River Limited Partnership                Limited               DE       Cogeneration and Power
                                                                  Partnership                    Production

        Progress Desal, Inc.                                      Corporation           FL       Desalination Project

        Progress Power Marketing, Inc.                            Corporation           FL       Desalination Project

     Mid-Continent Life Insurance Company                         Corporation           OK       Life Insurance

     PIH, Inc.                                                    Corporation           FL       Holding Company

     Progress Reinsurance Company, Ltd.                           Corporation         British    Insurance
                                                                                    West Indies

     Progress Telecommunications Corporation                      Corporation           FL       Exempt Telecommunications
                                                                                                 Company

     Progress-Centrus, Inc.                                       Corporation           FL       Retail Marketing (inactive)

     Progress Holdings, Inc.                                      Corporation           FL       Retail Marketing

        Cadence Network, Inc.

     Progress Provisional Holdings, Inc.                          Corporation           FL       Real Estate Holdings

     Electric Fuels Corporation                                   Corporation           FL       Procurement and
                                                                                                 Transportation of Coal

                                                                                                 Transportation Services

        Awayland Coal Company, Inc.                               Corporation           KY       Coal Mining

           Powell Mountain Joint Venture                          General               VA       Coal Mining
                                                                  Partnership

        Dixie Fuels II, Limited                                   General               TX       Marine Transportation
                                                                  Partnership

        Dixie Fuels Limited                                       General               TX       Marine Transportation
                                                                  Partnership

        EFC Synfuel LLC                                           LLC                   DE       Holding Company

         Ceredo Synfuel LLC                                       LLC                   DE       Synthetic Fuel Production

         Sandy River Synfuel LLC                                  LLC                   DE       Synthetic Fuel Production

         Solid Energy LLC                                         LLC                   DE       Synthetic Fuel Production

         Solid Fuel LLC                                           LLC                   DE       Synthetic Fuel Production

        Homeland Coal Company, Inc.                               Corporation           KY       Coal Mining

               Name of Company                                    Organization        State         Type of Business
--------------------------------------------------------------    ------------        -----      ----------------------
      Powell Mountain Joint Venture                               General               VA       Coal Mining
                                                                  Partnership

   Kentucky May Coal Company, Inc.                                Corporation           VA       Coal Mining

      Cincinnati Bulk Terminals, Inc.                             Corporation           DE       Coal/Commodity Terminal

         Kanawha River Terminals, Inc.                            Corporation           FL       Coal/Commodity Terminal

            Black Hawk Synfuel, LLC                               LLC                   DE       Synthetic Fuel Production

               New River Synfuel LLC                              LLC                   CO       Synthetic Fuel Production

            Ceredo Liquid Terminal, Inc.                          Corporation           FL       Emulsion Products Terminal

            Coal Recovery V, LLC                                  LLC                   MO       Synthetic Fuel Marketing

            Colona Newco, LLC                                     LLC                   DE       Holding Company

               Colona SynFuel Limited Partnership, LLLP           LLLP                  DE       Synthetic Fuel Production

            Colona Sub No. 2, LLC                                 LLC                   DE       Synthetic Fuel Production

               Colona Synfuel Limited Partnership, LLLP           LLLP                  DE       Synthetic Fuel Production

      Colona Synfuel Limited Partnership, LLLP                    LLLP                  DE       Synthetic Fuel Production

      Marigold Dock, Inc.                                         Corporation           AL       Coal Terminal

   Diamond May Coal Company                                       Corporation           KY       Coal Mining

      Diamond May Mining Company                                  Corporation           FL       Coal Mining

   Kentucky May Mining Company                                    Corporation           FL       Coal Mining

   Little Black Mountain Coal Reserves, Inc.                      Corporation           KY       Real Estate Holding

      Dulcimer Land Company                                       General               KY       Real Estate
                                                                  Partnership

   Little Black Mountain Land Company                             Corporation           KY       Coal Reserves Holding

   MEMCO Barge Line, Inc.                                         Corporation           DE       Marine Transportation

      Elmwood Marine Services, Inc.                               Corporation           LA       Marine Transportation
                                                                                                 Services

         Conlease, Inc.                                           Corporation           LA       Marine Trans Lease Holder

         International Marine Terminals Partnership               General               LA       Bulk Commodities Terminal
                                                                  Partnership

            I.M.T. Land Corp.                                     Corporation           LA       Terminal Landowner/Lessor

      Mesa Hydrocarbons, Inc.                                     Corporation           FL       Natural Gas Project

      Powell Mountain, Inc.                                       Corporation           VA       Coal Mining

         PMCC, Inc.                                               Corporation           VA       Coal Mining

         Powell Mountain Coal Company, Inc.                       Corporation           VA       Coal Mining

            Murphy Land Company, Inc.                             Corporation           VA       Real Estate Holdings

               Dulcimer Land Company                              General               KY       Real Estate Holdings
                                                                  Partnership

               Name of Company                                    Organization        State         Type of Business
--------------------------------------------------------------    ------------        -----      ----------------------
      Progress Land Corporation                                   Corporation           FL       Coal Reserves Holdings

      Progress Materials, Inc.                                    Corporation           FL       Manufacturing

      Progress Metal Reclamation Company                          Corporation           KY       Rail Car, Metal Recycling

         West Virginia Auto Shredding, Inc.                       Corporation           WVA      Scraps, Recycling

      Progress Rail Services Corporation                          Corporation           AL       Railcar Repair, Recycling

         Chemetron-Railway Products, Inc.                         Corporation           DE       Rail Welding Services

         DAPCO Rail Services, LLC                                 LLC                   AL       Rail Inspection Services

         FM Industries, Inc.                                      Corporation           TX       Rail Equipment Manufacturing

         Kentuckiana Railcar Repair & Storage Facility, LLC       LLC                   IN       Rail Car Repair

         PRS International Sales Company, Inc.                    Corporation         Virgin     Foreign Sales
                                                                                      Islands

         Progress Rail Canada Corporation                         Corporation         Canada     Rail and Rail Car Services

         Progress Rail Holdings, Inc.                             Corporation           AL       Holding Company

            Progress Rail Transcanada Corporation                 Corporation          Nova      Railway Equipment Repair,
                                                                                      Scotia     Manufacturer

         Progress Rail Services de Mexico, S.A. de C.V.           LLC                 Mexico     Rail Car Leasing

            Servicios Administrativos Progress, S. de R.L.
             de C.V.                                              LLC                 Mexico     Administrative Services

         Progress Vanguard Corporation                            Corporation           DE       Rail and Rail Car Services

         Railcar, Ltd.                                            Corporation           GA       Rail Car Leasing

            Kentuckiana Railcar Repair & Storage Facility, LLC    LLC                   IN       Rail Car Repair

            Progress Rail Services de Mexico, S.A. de C.V.        LLC                 Mexico     Rail Car Leasing

               Servicios Administrativos Progress, S. de R.L.
                de C.V.                                           LLC                 Mexico     Administrative Services

         Servicios Ferroviarios Progress, S. de R.L. de C.V.      LLC                 Mexico     Holding Company

               Servicios Administrativos Progress, S. de R.L.
                de C.V.                                           LLC                 Mexico     Administrative Services

         Southern Machine and Tool Company                        Corporation           GA       Rail Car Wheel
                                                                                                 Manufacturer/Services

         United Industries Corporation                            Corporation           KY       Rail Car Repair

               Kentuckiana Railcar Repair & Storage Facility, LLC LLC                   IN       Rail Car Repair

      Progress Synfuel Holdings, Inc.                             Corporation           DE       Holding Company

         Ceredo Synfuel LLC                                       LLC                   DE       Synthetic Fuel Production

         Sandy River Synfuel LLC                                  LLC                   DE       Synthetic Fuel Production

         Solid Energy LLC                                         LLC                   DE       Synthetic Fuel Production

         Solid Fuel LLC                                           LLC                   DE       Synthetic Fuel Production

      Utech Venture Capital Corporation                           Corporation           DE       Investment in
                                                                                                 Electrotechnologies

      Utech Climate Challenge Fund, LP                            LP                    DE       Investment in
                                                                                                 Electrotechnologies

                                   BUSINESS

5.   Describe briefly:
     (a) The general character of the business done by the registrant and its subsidiaries, separates as between the holding companies, public utility subsidiaries (as defined in the Act) and the various non-utility subsidiaries.

Information concerning the general character of the business of Progress Energy, Inc. ("Progress Energy") and its subsidiaries is available in the Form U-1, as amended related to the merger in File No70-9643 (Merger U-1), previously filed. More detailed business descriptions of Progress Energy and its subsidiaries are available in Item 1 of the annual reports on Form 10-K of the following companies: Progress Energy, Florida Progress Corporation ("Florida Progress"), Carolina Power & Light Company ("CP&L") and Florida Power Corporation ("Florida Power"), the relevant sections of which are incorporated by reference herein.

     (b) Any substantial changes which may have occurred in the general character of the business of such companies during the preceding five years.

Information concerning any substantial changes which may have occurred in the general character of the business of Progress Energy and its subsidiaries during the preceding five years is available in the annual reports on Form 10-K and quarterly reports on Form 10-Q of the following companies for the past five years: Progress Energy, Inc. (File No. 1-15929), Carolina Power & Light Company (File No. 1-3382), Florida Progress Corporation (File No. 1-8349) and Florida Power Corporation (File No. 1-3274).


                                   PROPERTY

6. Describe briefly the general character and location of the principal plants, properties and other important physical units of the registrant and its subsidiaries, showing separately (a) public utility and (b) other properties. If any principal plant or important unit is not held in fee, so state and describe how held.

Information concerning the general character and location of the principal plants, properties and other important physical units of Progress Energy, Inc. and its subsidiaries is available in Item 2 of the annual reports on Form 10-K of the following companies for the year ended December 31, 2000: Progress Energy, Inc. (File No. 1-15929), Carolina Power & Light Company (File No. 1-
3382), Florida Progress Corporation (File No. 1-8349) and Florida Power Corporation (File No. 1-3274).

7. For each public utility company in the holding company system of the registrant which is engaged in the transmission of electric energy or gas in interstate commerce, furnish the following information for the last calendar year:

          TOTAL ANNUAL SALES            ELECTRIC ENERGY         GAS
                                             (KWH)             (MCF)
     Interstate Transactions:
     Name of State
     Delivered Out of State
     Received From Out of State

There are three public utility companies in the Progress Energy holding company system which are engaged in the transmission of electric energy or gas. These companies include: CP&L, Florida Power and North Carolina Natural Gas Corporation ("NCNG").

Information regarding any interstate transactions of the remaining public utility companies is included in their state regulatory commission annual reports, the relevant sections of which are incorporated by reference herein as follows:

     1. 2000 Annual Report on FERC Form No. 1 (Electric) for CP&L filed with the Federal Energy Regulatory Commission, the North Carolina Utilities Commission and the South Carolina Public Service Company (filed herewith as Exhibits G-1, G-2, G-3 and G-4 to this report)

     2. 2000 Annual Report on FERC Form No. 2 (Gas) for NCNG filed with the Federal Energy Regulatory Commission (filed herewith as Exhibit G-5 to this report) and Exhibit G-6 (to be filed by amendment)

     3. 2000 Annual Report on FERC Form No. 1 for Florida Power filed with the Federal Energy Regulatory Commission (filed herewith as Exhibit G-7 to this report)

                            SECURITIES OUTSTANDING

8. Submit the following information concerning the registrant and each subsidiary thereof as of the latest available date:

                                  FUNDED DEBT

     (a) For each issue or series of funded debt, including funded debt secured by liens on property owned, whether or not such debt has been assumed: (Do not include here any contingent liabilities reported under paragraph 8(c).)

                            As of December 31, 2000
    (BY PERMISSION OF THE STAFF, COLUMNS "E" THROUGH "I" HAVE BEEN OMITTED)


     Col. A                         Col. B                                          Col. C            Col. D

Name of Obligor                  Title of Issue                                Amount Authorized   Amount Issued
                                                                                   ($000)           Less Retired
                                                                                                       ($000)
 CP&L               Fall-Away First Mortgage Bonds, 7.50% series                    300,000          300,000
                    Fall-Away First Mortgage Bonds, 5.95% series                    400,000          400,000
                    First Mortgage Bonds, 6.75% series                              100,000          100,000
                    First Mortgage Bonds, 5.875% series                             150,000          150,000
                    First Mortgage Bonds, 7.875% series                             150,000          150,000
                    First Mortgage Bonds, 6.80% series                              200,000          200,000
                    First Mortgage Bonds, 8.625% series                             100,000          100,000
                    First Mortgage Bonds, 8.20% series                              150,000          150,000
                    First Mortgage Bonds, 7.50% series                              150,000          150,000
                    First Mortgage Bonds, 6.875% series                             100,000          100,000
                    Pollution Control Bonds, Person 00A series, Auction rate         55,640           55,640
                    Pollution Control Bonds, Person 00B series, Auction rate         45,600           45,600
                    Pollution Control Bonds, Wake 00A series, Auction rate           67,300           67,300
                    Pollution Control Bonds, Wake 00B series, Auction rate           50,000           50,000
                    Pollution Control Bonds, Wake 00C series, Auction rate           50,000           50,000
                    Pollution Control Bonds, Wake 00D series, Auction rate           41,700           41,700
                    Pollution Control Bonds, Wake 00E series, Auction rate           50,000           50,000
                    Pollution Control Bonds, Wake 00F series, Auction rate           50,000           50,000
                    Pollution Control Bonds, Wake 00G series, Auction rate           87,400           87,400
                    Pollution Control Bonds, Wake 94A series, Auction rate           72,600           72,600
                    Pollution Control Bonds, Wake 94B series, Auction rate           50,000           50,000
                    Pollution Control Bonds, Chatham 84, 6.30% series                 2,580            2,580
                    Pollution Control Bonds, Darlington 83, 6.60% series             34,700           34,700
                    Pollution Control Bonds, New Hanover 83, 6.90% series             5,970            5,970
                    Pollution Control Bonds, New Hanover 84, 6.30% series             1,795            1,795
                    Pollution Control Bonds, Wake 83, 6.90% series                   48,485           48,485

 Florida Power      First Mortgage Bonds, 6.125% series                              70,000           70,000
                    First Mortgage Bonds, 6.00% series                              110,000          110,000
                    First Mortgage Bonds, 6.875% series                              80,000           80,000
                    First Mortgage Bonds, 8.00% series                              150,000          150,000
                    First Mortgage Bonds, 7.00% series                              100,000          100,000
                    Pollution Control Bonds, Citrus, 6.35% series                    90,000           90,000
                    Pollution Control Bonds, Citrus, 6.625% series                  108,550          108,550
                    Pollution Control Bonds, Pasco, 6.35% series                     10,115           10,115
                    Pollution Control Bonds, Pinellas, 7.20% series                  32,200           32,200


                                 CAPITAL STOCK

(b) For each class of capital stock including certificates of beneficial interest, give information both in number of shares and in dollar amounts:
     (do not include here any warrants, options or other securities reported under paragraph 8(d).)

                            As of December 31, 2000

-----------------------------------------------------------------------------------------------------------------------------------
       Col. A               Col. B                    Col. C               Col. D               Col. E                Col. F
-----------------------------------------------------------------------------------------------------------------------------------
   Name of Issuer         Title of Issue                Amount        Amount Reserved for    Additional Amount   Amount Issued (Col.
                                                    Authorized by     Options, Warrants,        Unissued         C Less Cols. D and
                                                       Charter        Conversion & Other                                 E)
                                                                            Rights
----------------------------------------------------------------------------------------------------------------------------------
Progress Energy       Common Stock, no par value          500,000,000        66,263,887          227,647,066           206,089,047
----------------------------------------------------------------------------------------------------------------------------------
CP&L                  Preferred $100 par value, $5.00
                      cumulative, Redemption Price            300,000               N/A               63,003               236,997
                      $110.00
----------------------------------------------------------------------------------------------------------------------------------
CP&L                  Serial Preferred, $100 par value     19,650,000               N/A           19,650,000                     0
----------------------------------------------------------------------------------------------------------------------------------
CP&L                  Serial Preferred $100 par
                      value, $4.20 cumulative,
                      Redemption Price $102.00                100,000               N/A                    0               100,000
----------------------------------------------------------------------------------------------------------------------------------
CP&L                  Serial Preferred $100 par
                      value, $5.44 cumulative,
                      Redemption Price $101.00                250,000               N/A                  150               249,850
----------------------------------------------------------------------------------------------------------------------------------
Florida Power         Preferred, $100 par value,
                      cumulative                            3,665,033               N/A            3,665,033                     0
----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Florida Power         Preferred $100 par value,
                      Redemption Price $104.25, 4.00%          39,980               N/A                    0                39,980
                      cumulative

----------------------------------------------------------------------------------------------------------------------------------
Florida Power         Preferred $100 par value,
                      Redemption Price $102.00, 4.40%          75,000               N/A                    0                75,000
                      cumulative

----------------------------------------------------------------------------------------------------------------------------------
Florida Power         Preferred $100 par value,
                      Redemption Price $101.00, 4.58%          99,990               N/A                    0                99,990
                      cumulative

----------------------------------------------------------------------------------------------------------------------------------
Florida Power         Preferred $100 par value,
                      Redemption Price $103.25, 4.60%          39,997               N/A                    0                39,997
                      cumulative

----------------------------------------------------------------------------------------------------------------------------------
Florida Power         Preferred $100 par value,
                      Redemption Price $102.00, 4.75%          80,000               N/A                    0                80,000
                      cumulative

----------------------------------------------------------------------------------------------------------------------------------
Florida Power         Preferred, no par value,
                      cumulative                            5,000,000               N/A            5,000,000                     0

----------------------------------------------------------------------------------------------------------------------------------
Florida Power         Preference Stock, $100 par value      1,000,000               N/A            1,000,000                     0
----------------------------------------------------------------------------------------------------------------------------------

                             CONTINGENT LIABILITIES

     (c) A brief outline of the nature and amount of each contingent liability on account of endorsement or other guarantees of any securities.

Information regarding contingent liabilities is set forth in the following documents, copies of which are incorporated herein by reference in the stated
Exhibits:

 .    Notes 7 and 19 to the Consolidated Financial Statements of Progress Energy
     included in Progress Energy's Form 10-K for the year ended December 31, 2000 (File No. 1-15929) (Exhibit F-1)

 .    Note 15 to the Consolidated Financial Statements of CP&L included in CP&L's
     Form 10-K for the year ended December 31, 2000 (File No. 1-3382) (Exhibit F-2)

 .    Notes 9, 10 and 15 to the Consolidated Financial Statements of Florida
     Progress included in Florida Progress' Form 10-K for the year ended December 31, 2000 (File No. 1-8349) (Exhibit F-3)

 .    Note 15 to the Consolidated Financial Statements of Florida Power included in Florida Power's Form 10-K for the year ended December 31, 2000 (File No. 1-3274) (Exhibit F-4)

Status of contingent liabilities will also be presented in the Form 10-Q filing for the period ended March 31, 2001 for each of Progress Energy, CP&L, Florida Progress and Florida Power.

                               OTHER SECURITIES

          (d) A statement of the amount of warrants, rights, or options and of any class of securities of the registrant and subsidiary companies not elsewhere herein described which is outstanding and/or authorized. A brief description of the provisions thereof should be included. Information need not be set forth under this item as to notes, drafts, bills of exchange or bankers' acceptances which mature within nine months.


     Col. A                            Col. B                                                      Col C.                Col. D

  Name of Obligor                  Title of Issue                                            Amount Authorized        Amount Issued
                                                                                                  ($000)               Less Retired
                                                                                                                          ($000)
  CP&L                Extendible Medium Term Note, Libor + 52 series                               500,000                 500,000
                      Commercial Paper                                                             700,000                 486,297
                      Quarterly Income Capital Securities, 8.55% series due 2025                   125,000                 125,000
                      Miscellaneous Notes                                                            8,360                   8,360

  Florida Power       Medium Term Notes, 6.47% series                                               80,000                  80,000
                      Medium Term Notes, 6.54% series                                               30,000                  30,000
                      Medium Term Notes, 6.62% series                                               35,000                  35,000
                      Medium Term Notes, 6.69% series                                               40,000                  40,000
                      Medium Term Notes, 6.72% series                                               45,000                  45,000
                      Medium Term Notes, 6.77% series                                               45,000                  45,000
                      Medium Term Notes, 6.81% series                                               85,000                  85,000
                      Medium Term Notes, 6.75% series                                              150,000                 150,000
                      Medium Term Notes, 6.67% series                                               21,100                  21,100
                      Commercial Paper                                                             400,000                 392,500


 Progress Capital Holdings     Medium Term Notes, 9.95% series                                   6,000      6,000
                               Medium Term Notes, 6.13% series                                  25,000     25,000
                               Medium Term Notes, 9.55% series                                  10,000     10,000
                               Medium Term Notes, 6.88% series                                  60,000     60,000
                               Medium Term Notes, 5.78% series                                  50,000     50,000
                               Medium Term Notes, 7.45% series                                  58,000     58,000
                               Medium Term Notes, 6.48% series                                  25,000     25,000
                               Medium Term Notes, 7.17% series                                  60,000     60,000
                               Medium Term Notes, 6.75% series                                  35,000     35,000
                               Medium Term Notes, 6.46% series                                  45,000     45,000
                               Commercial Paper                                                650,000    574,800
                               Quarterly Income Preferred Securities 7.10% Series due 2039     300,000    300,000

Progress Energy                Commercial Paper                                              3,750,000  2,660,382
                               Revolving Credit Agreement Draw                               3,750,000    845,000


                       INVESTMENTS IN SYSTEM SECURITIES

9. Give a tabulation showing the principal amount, par or stated value, the cost to the system company originally acquiring such security, and the number of shares or units, of each security described under Item 8 that is held by the registrant and by each subsidiary company thereof as the record (or beneficial) owner, and the amounts at which the same are carried on the books of each such owner. This information should be given as of the same date as the information furnished in answer to
          Item 8.

                            As of December 31, 2000

                Name of Company                   Number of Common                % Voting Power       Issuer Book
                                                    Shares Owned                                       Value ($000)
---------------------------------------------------------------------------------------------------------------------
CP&L                                                   159,608,055                          100%            1,625,894
---------------------------------------------------------------------------------------------------------------------
Florida Progress                                        98,616,658                          100%            1,316,902
---------------------------------------------------------------------------------------------------------------------
Florida Power                                                  100                          100%            1,075,414
---------------------------------------------------------------------------------------------------------------------
Strategic Resource Solutions Corp.                             100                          100%              116,081
---------------------------------------------------------------------------------------------------------------------
Monroe Power Company                                           100                          100%              110,238
---------------------------------------------------------------------------------------------------------------------
Progress Energy Ventures, Inc.                                 100                          100%               24,999
---------------------------------------------------------------------------------------------------------------------
NCNG                                                           100                          100%              367,588
---------------------------------------------------------------------------------------------------------------------
Progress Capital Holdings, Inc.                             10,000                          100%              215,907
---------------------------------------------------------------------------------------------------------------------
Florida Progress Funding Corporation                           100                          100%                    1
---------------------------------------------------------------------------------------------------------------------
FPC Del, Inc.                                                1,000                          100%                   71
---------------------------------------------------------------------------------------------------------------------

                        INVESTMENTS IN OTHER COMPANIES

10. Give a tabulation showing all investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant. Also, show all other investments of the registrant and of each subsidiary thereof in the securities of any other enterprise, if the book value of the investment in any such enterprise exceeds 2% of the total debit accounts shown on the balance sheet of the company owning such investment or an amount in excess of $25,000 (whichever amount is the lesser). Give principal amount and number of shares or units and the cost of each issue of such securities to the system company originally acquiring such security, and amount at which carried on the books of the owner. List all such securities pledged as collateral for loans or other obligations and identify loans and obligations for which pledged. This information should be given as of the same date as the information furnished in answer to Item 8.

          (a) Investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant as of December 31, 2000:

          None.

          (b) All other investments of the registrant and of each subsidiary thereof in the securities of any other enterprise as of December 31, 2000:

-----------------------------------------------------------------------------------------------------------------------------
        Registrant/Subsidiary               Other Company                Number of            Ownership             Book
                                                                          Common              Percentage            Value
                                                                          Shares                                    ($000)
                                                                          Owned
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Progress Energy                        Progress Energy Service                 N/A                  100%             76,865
                                       Company, LLC
---------------------------------------------------------------------------------------------------------------------------
Progress Energy                        Eastern North Carolina                  N/A                   50%                  0
                                       Natural Gas, LLC
---------------------------------------------------------------------------------------------------------------------------
CP&L                                   CaroFund, Inc.                          100                  100%                982
---------------------------------------------------------------------------------------------------------------------------
CP&L                                   CaroHome, LLC                           N/A                  100%             48,113
---------------------------------------------------------------------------------------------------------------------------
CP&L                                   Capitan Corporation                     240                  100%                 73
---------------------------------------------------------------------------------------------------------------------------
CP&L                                   CaroFinancial, Inc.                   1,000                  100%            149,201
---------------------------------------------------------------------------------------------------------------------------
CP&L                                   Caronet, Inc.                           975                  100%            211,536
---------------------------------------------------------------------------------------------------------------------------
Strategic Resource Solutions Corp.     Applied Computer Technologies
                                       Corp.                                 1,000                  100%             (7,847)
---------------------------------------------------------------------------------------------------------------------------
Strategic Resource Solutions Corp.     ACT Controls, Inc.                   10,000                  100%                  0
---------------------------------------------------------------------------------------------------------------------------
Strategic Resource Solutions Corp.     Spectrum Controls, Inc.               2,000                  100%                155
---------------------------------------------------------------------------------------------------------------------------
Strategic Resource Solutions Corp.     SRS Engineering Corp.                 1,000                  100%                  0
---------------------------------------------------------------------------------------------------------------------------
Progress Energy Ventures, Inc.         Solid Fuel, LLC                         N/A                   90%              5,312
---------------------------------------------------------------------------------------------------------------------------
Progress Energy Ventures, Inc.         Sandy River Synfuel, LLC                N/A                   90%              1,075
---------------------------------------------------------------------------------------------------------------------------
Progress Energy Ventures, Inc.         Colona Synfuel, LLP                     N/A                    9%            (34,346)
---------------------------------------------------------------------------------------------------------------------------
NCNG                                   Cape Fear Energy Corporation          1,000                  100%                (11)
---------------------------------------------------------------------------------------------------------------------------
NCNG                                   NCNG Cardinal Pipeline
                                       Investment Corporation                  100                  100%              3,041
---------------------------------------------------------------------------------------------------------------------------
NCNG                                   Cardinal Extension Company,
                                       LLC                                     N/A                    5%              2,802
---------------------------------------------------------------------------------------------------------------------------
NCNG                                   NCNG Pine Needle Investment
                                       Corporation                             100                  100%              2,725
---------------------------------------------------------------------------------------------------------------------------
NCNG                                   Pine Needle LNG Company, LLC            N/A                    5%              1,970
---------------------------------------------------------------------------------------------------------------------------
Progress Capital Holdings, Inc.        Electric Fuels Corporation           10,000                  100%            244,811
---------------------------------------------------------------------------------------------------------------------------
Progress Capital Holdings, Inc.        PIH, Inc.                             1,000                  100%             46,626
---------------------------------------------------------------------------------------------------------------------------
Progress Capital Holdings, Inc.        Progress Reinsurance Co., Ltd.      500,000                  100%               (639)
---------------------------------------------------------------------------------------------------------------------------
Progress Capital Holdings, Inc.        Progress Telecommunications
                                       Corporation                           1,000                  100%             75,895
---------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Progress Capital Holdings, Inc.        Progress Holdings, Inc.                    1,000                100%             2,773
-----------------------------------------------------------------------------------------------------------------------------
Progress Capital Holdings, Inc.        Progress Energy Corporation                  100                100%             1,926
-----------------------------------------------------------------------------------------------------------------------------
Progress Capital Holdings, Inc.        Progress-Centrus, Inc.                     1,000                100%                 1
-----------------------------------------------------------------------------------------------------------------------------

                       INDEBTEDNESS OF SYSTEM COMPANIES

11. List each indebtedness of the registrant and of each subsidiary company thereof (other than indebtedness reported under Item 8, but as of the same date) where the aggregate debt owed by any such company to any one person exceeds $25,000 or an amount exceeding 2% of the total of the debit accounts shown on the balance sheet of the debtor (whichever amount is the lesser) but not including any case in which aggregate indebtedness is less than $5,000, and give the following additional information as to each such indebtedness:


     (a)  Debts owed to associate companies as of December 31, 2000:

     (i)  Intercompany Payables and Receivables:


                        Indebtedness of System Companies
                        Excludes Money Pool (See Below)

-----------------------------------------------------------------------------------------------------------------------------
                                                                             Amount Owed             Rate of        Date of
Name of Debtor                                 Name of Creditor                 ($000)              Interest        Maturity
-----------------------------------------------------------------------------------------------------------------------------
Powerhouse Square, LLC                     CP&L                                   7,214               8.45%          02/01/05
-----------------------------------------------------------------------------------------------------------------------------
Strategic Resource Solutions Corp.         CP&L                                   1,053               6.00%         Revolving
-----------------------------------------------------------------------------------------------------------------------------
NCNG                                       CP&L                                 123,548               6.56%          07/15/01
-----------------------------------------------------------------------------------------------------------------------------
Florida Progress                           Progress Capital Holdings             64,047               7.32%         Revolving
-----------------------------------------------------------------------------------------------------------------------------
Florida Progress Funding Corporation       Progress Capital Holdings                 68               7.32%         Revolving
-----------------------------------------------------------------------------------------------------------------------------
Electric Fuels Corporation                 Progress Capital Holdings            474,952               7.32%         Revolving
-----------------------------------------------------------------------------------------------------------------------------
Progress Energy Corporation                Progress Capital Holdings              1,332               7.32%         Revolving
-----------------------------------------------------------------------------------------------------------------------------
Progress Telecommunications Corporation    Progress Capital Holdings             55,770               7.32%         Revolving
-----------------------------------------------------------------------------------------------------------------------------
Electric Fuels Corporation                 Progress Capital Holdings             25,000               6.13%          02/09/01
-----------------------------------------------------------------------------------------------------------------------------
Electric Fuels Corporation                 Progress Capital Holdings             60,000               6.88%          08/01/01
-----------------------------------------------------------------------------------------------------------------------------
Electric Fuels Corporation                 Progress Capital Holdings             25,000               5.78%          02/08/02
-----------------------------------------------------------------------------------------------------------------------------
Electric Fuels Corporation                 Progress Capital Holdings             25,000               7.45%          09/01/03
-----------------------------------------------------------------------------------------------------------------------------
Electric Fuels Corporation                 Progress Capital Holdings             35,000               7.17%          11/06/06
-----------------------------------------------------------------------------------------------------------------------------
Electric Fuels Corporation                 Progress Capital Holdings             20,000               6.75%          12/10/07
-----------------------------------------------------------------------------------------------------------------------------
Electric Fuels Corporation                 Progress Capital Holdings             25,000               6.48%          02/09/04
-----------------------------------------------------------------------------------------------------------------------------
Electric Fuels Corporation                 Progress Capital Holdings            150,000               7.18%          05/15/39
-----------------------------------------------------------------------------------------------------------------------------

                       Indebtedness of System Companies,
                             Including Money Pool

Non-Utility Money Pool: Maximum Outstanding Balances - Quarter ending 12/31/00($000):
-------------------------------------------------------------------------------
                                             Loans to MP       Borrowing From MP
                                             -----------------------------------
Progress Energy                               $25,000
Progress Capital Holdings                                           25,000

Utility Money Pool: Maximum Outstanding Balances - Quarter ending 12/31/00 ($000):
----------------------------------------------------------------------------------
                                             Loans to MP       Borrowing From MP
                                             -----------------------------------
Progress Energy                               $12,769
CP&L                                           30,251
Florida Power                                                       21,674
NCNG                                                                21,346

The range of interest rates on these borrowings was 6.48% to 7.16%.

     (b)  Debts owed to others as of December 31, 2000:

     Omitted by permission of the Staff.

                               PRINCIPAL LEASES

12. Describe briefly the principal features of each lease (omitting oil and gas leases) to which the registrant or any subsidiary company thereof is a party, which involves rental at an annual rate of more than $50,000 or an amount exceeding 1% of the annual gross operating revenue of such party to said lease during its last fiscal year (whichever of such sums is the lesser) but not including any lease involving rental at a rate of less than $5,000 per year.


                                                                                         Annual              Expiration
  Lessee                 Lessor                           Item(s) Leased            Payments ($000)             Date
Interpath   Fairview Associates, LLC                    Office Space                $        144               11/30/2005
CP&L        Alpha Associates                            Office Space                $        115               07/31/2001
CP&L        Baker and Baker Real Estate                 Office Space                $        192               06/04/2009
NCNG        Best Building, LLC                          Office Space                $        299               08/31/2009
CP&L        BRF Associates                              Office Space                $        377               09/30/2005
CP&L        BRF Associates                              Office Space                $        154               09/30/2005
NCNG        CP&L                                        Office Space                $         69               12/31/2003
CP&L        Dunn Family                                 Parking Lot                 $         58               03/31/2030
CP&L        Flory, Henry and Elizabeth W.               Office Space                $         88               12/30/2008
Interpath   Hallimar Properties, Inc.                   Office Space                $         74               05/31/2006
CP&L        Hawthorn Associates                         Office Space                $        686               11/30/2013
CP&L        Hawthorn Associates                         Office Space                $      1,473               11/30/2013
CP&L        HG Properties                               Office Space                $         57               09/30/2004
CP&L        HG Properties                               Office Space                $         89               11/30/2004
SRS         Highwoods-Diversified Control Systems       Office Space                $        149               11/30/2001
SRS         Hudson Enterprises                          Office Space                $         97               09/30/2004
SRS         Jerry Knox-Diversified Control Systems      Office Space                $         95               12/31/2002
CP&L        Joyner Realty Company                       Parking Lot                 $         81               02/28/2003
CP&L        Moore & Van Allen, PLLC                     Office Space                $        142               07/30/2004
CP&L        North City Associates                       Harris Energy and           $        431               04/01/2001
                                                        Environmental Center
CP&L        North City Associates                       Harris Energy and           $        397               04/01/2001
                                                        Environmental Center
CP&L        One Hannover Square Associates              Office Space                $        387               12/31/2005
CP&L        One Hannover Square Associates              Office Space                $      1,835               12/31/2010

CP&L        One Hannover Square Associates              Office Space                $         84               05/31/2004
CP&L        One Hannover Square Associates              Office Space                $        192               09/30/2002
SRS         P&S Warehouse Properties, LLC               Office Space                $         93               05/31/2003
Caronet     Pennsylvania Life Insurance Comp.           Office Space                $        488               07/30/2007
CP&L        Phoenix LP                                  Parking Space               $         70               12/31/2002
SRS         Public Employees Retirement System          Office Space                $        381               08/31/2001
CP&L        Marc H. Silverman                           Parking Lot                 $         82               02/29/2004
Interpath   Weeks Realty, LP                            Office Space                $        749               01/04/2010
Interpath   Weeks Realty, LP                            Office Space                $         87               07/14/2008
Interpath   Weeks Realty, LP                            Office Space                $      1,312               05/15/2008
Interpath   Weeks Realty, LP                            Office Space                $      1,316               07/31/2008
CP&L        IBM Credit Corp.                            Computer Equipment          $         52               10/31/2003
CP&L        IBM Credit Corp.                            Computer Equipment          $         54               10/31/2003
CP&L        El Camino Resources, LTD                    Computer Equipment          $         78               06/14/2003
CP&L        Compaq Financial Services                   Computers                   $        160               04/14/2003
            Corp
CP&L        Somerset Capital Group                      Computers                   $         60               04/14/2001
CP&L        Somerset Capital Group                      Computers                   $        189               04/14/2002
CP&L        Compaq Financial Services                   Computers                   $         84               04/14/2003
            Corp
CP&L        Somerset Capital Group                      Computers                   $         78               08/14/2001
CP&L        Compaq Capital Corp.                        Computers                   $        314               08/14/2002
CP&L        GE Capital Computer Leasing                 Aircraft                    $        630               10/31/2008
            Co
CP&L        GE Capital Computer Leasing                 Aircraft                    $        489               12/30/2006
            Co
CP&L        Somerset Capital Group                      Computer Equipment          $         52               11/30/2001
CP&L        Compaq Financial Services                   Computers                   $         80               12/14/2003
            Corp
CP&L        Somerset Capital Group                      Computers                   $         77               12/14/2001
CP&L        IBM Credit Corp.                            Computer Equipment          $        133               10/01/2002
CP&L        Compaq Financial Services                   Computers                   $        113               02/14/2003
            Corp
CP&L        Somerset Capital Group                      Computers                   $        200               02/14/2002
CP&L        Hitachi Data Systems                        Computer Equipment          $         78               12/31/2001
CP&L        Hitachi Data Systems                        Computer Equipment          $         61               02/24/2003
CP&L        IBM Credit Corp.                            Computer Equipment          $        118               10/11/2001
CP&L        IBM Credit Corp.                            Computer Equipment          $         87               12/27/2001
CP&L        IBM Credit Corp.                            Computer Equipment          $        660               02/28/2001
CP&L        IBM Credit Corp.                            Computer Equipment          $        450               09/02/2002

CP&L          IBM Credit Corp.                Computer Equipment         $          113             08/31/2002
CP&L          Compaq Financial Services       Computers                  $          376             01/14/2003
              Corp
CP&L          Somerset Capital Group          Computers                  $          245             01/14/2002
CP&L          Compaq Financial Services       Computers                  $           86             07/14/2003
              Corp
CP&L          Somerset Capital Group          Computers                  $           87             07/14/2001
CP&L          Compaq Capital Corp.            Computers                  $          381             07/14/2002
CP&L          Compaq Financial Services       Computers                  $          152             06/14/2003
              Corp
CP&L          Somerset Capital Group          Computers                  $          230             06/14/2002
CP&L          IBM Credit Corp.                Computer Equipment         $           98             11/01/2003
CP&L          Compaq Financial Services       Computers                  $          134             03/14/2003
              Corp
CP&L          Somerset Capital Group          Computers                  $          226             03/14/2002
CP&L          Compaq Financial Services Corp  Computers                  $           89             05/14/2003
CP&L          Somerset Capital Group          Computers                  $          279             05/14/2002
CP&L          Compaq Financial Services Corp  Computers                  $           50             11/14/2003
CP&L          Somerset Capital Group          Computers                  $          158             11/14/2001
CP&L          Compaq Financial Services Corp  Computers                  $          313             11/14/2002
CP&L          Compaq Financial Services Corp  Computers                  $          127             10/14/2003
CP&L          Somerset Capital Group          Computers                  $          154             10/14/2001
CP&L          Compaq Financial Services Corp  Computers                  $          192             10/14/2002
CP&L          CLG, Inc.                       Computers                  $           88             11/01/2001
CP&L          CLG, Inc.                       Computers                  $           94             11/30/2001
CP&L          CLG, Inc.                       Computers                  $          149             02/28/2002
CP&L          CLG, Inc.                       Computers                  $          329             04/14/2002
CP&L          CLG, Inc.                       Computers                  $           55             04/30/2002
CP&L          CLG, Inc.                       Computers                  $           58             07/15/2001
CP&L          IOS Capital                     Copiers/Faxes              $           52             06/28/2003
CP&L          IOS Capital                     Copiers/Faxes              $           79             09/30/2003
CP&L          Compaq Financial Services       Computers                  $          153             09/14/2003
              Corp
CP&L          Somerset Capital Group          Computers                  $          119             09/14/2001
CP&L          Compaq Capital Corp.            Computers                  $          299             09/14/2002

                                                                                      Annual
MEMCO Barge Line, Inc.                Sparks (TA)                 Barges                $   355       12/31/2000
MEMCO Barge Line, Inc.                C.E. Cox                    Barges                $    81       12/31/2000
MEMCO Barge Line, Inc.                Willard Sparks              Barges                $   168       12/31/2004
MEMCO Barge Line, Inc.                Willard Sparks              Barges                $    84       12/31/2004
MEMCO Barge Line, Inc.                WRS and Associates          Barges                $   112       12/31/2004
MEMCO Barge Line, Inc.                Robert Sparks               Barges                $    56       12/31/2004
MEMCO Barge Line, Inc.                Willard Sparks              Barges                $    66   month to month
MEMCO Barge Line, Inc.                WRS and Associates          Barges                $    88   month to month
MEMCO Barge Line, Inc.                Rushing                     Barges                $   139       08/31/2003
MEMCO Barge Line, Inc.                MEMCO Barge Line Trust      Barges                $14,029       06/30/2014
MEMCO Barge Line, Inc.                First Union                 Barges                $ 1,767       12/01/2007
MEMCO Barge Line, Inc.                Nations Bank                Barges                $ 1,282       09/17/2014
MEMCO Barge Line, Inc.                Nations Bank                Barges                $   490       02/18/2015
MEMCO Barge Line, Inc.                Nations Bank                Barges                $   681       12/30/2014
MEMCO Barge Line, Inc.                Senstar                     Barges                $   855       02/27/2012
MEMCO Barge Line, Inc.                Mercantile                  Barges                $ 1,714       07/04/2010
MEMCO Barge Line, Inc.                Jay Hall                    Barges                $   706       12/31/2001
MEMCO Barge Line, Inc.                Campbell Transportation     Barges                $   872       12/31/2001
Progress Rail Services Corp.          Bond Trusts                 Real Estate           $   112         04/01/02
Progress Rail Services Corp.          Clay County Port            Real Estate           $   218         06/30/01
Progress Rail Services Corp.          Fleet Capital Leasing       Aircraft              $   521         06/01/12
Progress Rail Services Corp.          Jackson Management Co.      Real Estate           $    78         02/01/02
Progress Vanguard Corporation         Greenup Partnership         Real Estate           $   110         05/01/02
Progress Vanguard Corporation         MEGA Corporation            Real Estate           $   115         04/01/02
Progress Vanguard Corporation         Dale's Body Shop            Real Estate           $    56         03/31/01
Progress Vanguard Corporation         Springdale Partners         Real Estate           $   148         12/31/03
Progress Vanguard Corporation         Douglas County Development  Real Estate           $   275         06/01/08
Progress Vanguard Corporation         Jeld-Wen, Inc.              Real Estate           $   227         10/31/03
Progress Vanguard Corporation         PDC Properties              Real Estate           $    71         12/31/02

Progress Rail Canada Corporation   CAE, Inc.                     Real Estate                   $  176         11/01/01
Progress Rail Canada Corporation   Lachine Industrial Complex    Real Estate                   $  204         03/01/04
PRSC-Louisville Scrap              Star Bank                     Real Estate                   $   72         09/01/02
PRSC-Louisville Scrap              Spring River, LLC             Real Estate                   $   63         12/30/05
PRSC-Louisville Scrap              Penske Truck Leasing          Trucks                        $  258         05/15/04
PRSC-Lincoln Industries            Dixie Real Properties, LLC    Real Estate                   $  123         12/01/02
Kentuckiana Railcar Repair &       ICI Americas, Inc.            Real Estate                   $  110         08/01/05
 Storage
Chemetron Railway Products Inc.    First Suburban Nat'l          Real Estate                   $   54         04/01/03
Marine Equipment Towing Corp.      B & H Towing                  Boat                          $  953         01/20/01
Marine Equipment Towing Corp.      Kanawha River Towing          Boat                          $  829         02/10/01
Marine Equipment Towing Corp.      Capital Towing                Boat                          $  567         12/31/00
Marine Equipment Towing Corp.      B & H Towing                  Boat                          $1,101         06/14/01
Marine Equipment Towing Corp.      B & H Towing                  Boat                          $  960         01/20/01
Marine Equipment Towing Corp.      B & H Towing                  Boat                          $1,466         12/31/01
Marine Equipment Towing Corp.      B & H Towing                  Boat                          $  960         01/20/01
Marine Equipment Towing Corp.      Garvey Marine                 Boat                          $  888         01/03/01
Marine Equipment Towing Corp.      Johnson Towing                Boat                          $  914         08/31/01
Marine Equipment Towing Corp.      Kanawha River Towing          Boat                          $  932         01/14/01
Marine Equipment Towing Corp.      Johnson Towing                Boat                          $  906         08/31/01
Marine Equipment Towing Corp.      Hunter Marine Transportation  Boat                          $  464         12/31/00
Elmwood Marine Services, Inc.      Jack Jackson, Inc.            Vessel Charter                $  615         03/31/01
Elmwood Marine Services, Inc.      Jack Jackson, Inc.            Vessel Charter                $  615         03/31/01
Elmwood Marine Services, Inc.      Jack Jackson, Inc.            Vessel Charter                $  615         03/31/01
Elmwood Marine Services, Inc.      Graunard Brothers, Inc.       River Footage                 $  109         03/31/04
Railcar, LTD                       ACF Industries, Inc.          25 Hoppers to TransIndustrial $  161       05/01/2004
Railcar, LTD                       Allfirst Bank                 961 Cars to Various           $1,867       11/30/2001
Railcar, LTD                       Allfirst Bank                 497 Boxcars to CN             $  425       09/30/2004

Railcar, LTD           Allfirst Bank                  Syn Lease 676 cars from Illinois         $  652        08/31/2003
                                                      Central
Railcar, LTD           Atel Leasing Corporation       70 Boxcars to CN                         $  500        11/30/2008
Railcar, LTD           Atel Leasing Corporation       75 Gondolas to CSX                       $  315        11/30/2008
Railcar, LTD           Atel Leasing Corporation       12 Hoppers to Martin Marietta            $   99        11/30/2008
Railcar, LTD           Atel Leasing Corporation       57 Boxcars to BN                         $  205        01/01/2004
Railcar, LTD           Atel Leasing Corporation       57 Boxcars to BN                         $  192        04/01/2004
Railcar, LTD           Atel Leasing Corporation       49 Boxcars to BN                         $  151        01/01/2004
Railcar, LTD           BancBoston Leasing             Iowa Northern-railcars                   $  581          01/28/09
Railcar, LTD           Bank of Austria                200 Quebec Gatineau-railcars             $1,404        07/30/2006
Railcar, LTD           BTM Capital                    175 cars to NOPB                         $  672        11/01/2002
Railcar, LTD           BTM Capital (#1)               100 Centerbeams                          $  524        12/28/2004
Railcar, LTD           BTM Capital (#1)               81 Plate F boxcars                       $  550        12/28/2004
Railcar, LTD           BTM Capital (#2)               Synthetic portfolio lease-railcars       $1,211        05/31/2004
Railcar, LTD           BTM Capital (#3)               Synthetic portfolio lease-railcars       $  390        06/23/2004
Railcar, LTD           BTM Capital (#4)               Synthetic portfolio lease-railcars       $  838        09/29/2005
Railcar, LTD           ELV Associates, Inc.           1819 Peachtree Rd. NE-railcars           $  114        12/27/2002
Railcar, LTD           ELV Associates, Inc.           1819 Peachtree Rd. NE-railcars           $   46        02/16/2002
Railcar, LTD           ELV Associates, Inc.           1819 Peachtree Rd. NE-railcars           $   49        01/01/2002
Railcar, LTD           First Union Rail Corporation   249 gondolas, Rider No 1 to CSX          $1,008        11/01/2001
Railcar, LTD           First Union Rail Corporation   100 Boxcars to UP                        $  764        08/01/2003
Railcar, LTD           First Union Rail Corporation   8 Yelvington cars                        $   22        06/30/2002
Railcar, LTD           GATX Capital                   60 Hoppers to Martin Marietta            $  234        01/01/2002
Railcar, LTD           Gotham Funding/BTM             300 Centerbeams, 19 Plate F to CN        $1,873        11/29/2003
Railcar, LTD           Illinois Central               676 Hoppers to Yelvington, Martin        $  730        05/22/2007
                                                      Marietta
Railcar, LTD           Transamerica                   200 cars to CN                           $  975        11/01/2002
Railcar, LTD           Transamerica                   Various Deals                            $3,729        12/01/2002
Railcar, LTD           Victory Receivable/BTM         449 boxcars to CN                        $2,729        11/30/2009
Progress Telecom Corp. City Center Associates, LTD    Office Space                             $  403        07/31/2004
Progress Telecom Corp. Regent Properties              Warehouse Space                          $   61        09/30/2005

Progress Telecom            ACSI Network                    Protection Services for Fiber      $     70         06/15/2020
Corp.                       Technologies Inc.               Optic Cable
Progress Telecom            Southern Telecom                Fiber Optic Cable                  $  1,074         12/01/2015
Corp.
Florida Power               Echelon Commercial              Office Space                       $  1,502         11/30/2006
Florida Power               Valencia Properties             Real Estate                        $     54         07/31/2001
Florida Power               High Point Center Partners      Office Space                       $     55         12/01/2006
Florida Power               High Point Center Partners      Federal Permits                    $     61         Perpetuity
Florida Power               Conway Groves Inc.              Real Estate                        $     69         03/31/2001
Florida Power               University Place Properties     Real Estate                        $    215         03/31/2001
                            Inc.
Florida Power               Disney World                    Real Estate                        $    301         11/30/2026
Florida Power               Mangrove Bay Office             Office Space                       $    514         06/30/2004
                            Center
Florida Power               US Agri-Chemicals Corp          Office Space                       $    557         12/31/2025
Florida Power               Praedium IV Maitland            Office Space                       $  1,011         10/14/2001
                            forum Limited
Florida Power               Echelon Commercial              Office Space                       $  1,290         06/30/2008
Florida Power               Echelon Commercial              Office Space                       $  2,380         12/20/2012
Florida Power               Comark                          Computer Equipment                 $    205         03/01/2003
Florida Progress            Echelon Commercial              Office Space                       $    518         11/30/2006
Florida Progress            St. Petersburg Airport          Facility and Airport Access        $     74         06/30/2004
Electric Fuels Corp.        Echelon Commercial              Office Space                       $    963         11/30/2006

                                SECURITIES SOLD

     13. If, during the last five years, the registrant or any subsidiary company thereof has issued, sold or exchanges, either publicly or privately, any securities having a principal amount, par, stated or declared value exceeding $1,000,000 or exceeding an amount equal to 10% of the total liabilities as shown by the balance sheet of the issuer at the time of such issue (whichever of such sums is the lesser), give the following information with respect to each issue or sale:

     Omitted by permission of the Staff.

               AGREEMENTS FOR FUTURE DISTRIBUTION OF SECURITIES

     14. (a) Summarize the terms of any existing agreement to which the registrant or any associate or affiliate company thereof is a party or in which any such company has a beneficial interest with respect to future distribution of securities of the registrant or of any subsidiary:

------------------------------------------------------------------------------------------------------------------------------------
                            Registration
------------------------------------------------------------------------------------------------------------------------------------
Company                     Number           Form    Description of terms
------------------------------------------------------------------------------------------------------------------------------------
CP&L                        No. 333-69237    S-3     Issuance of debt securities. On April 9, 2001 $300 million of medium term notes were issued, fully extinguishing the amount available for issuance.
------------------------------------------------------------------------------------------------------------------------------------
Progress Energy             No. 333-89685    S-3     Issuance of Progress Energy common stock for deferred compensation plan
------------------------------------------------------------------------------------------------------------------------------------
Progress Energy             No. 333-49920    S-3     Issuance of senior debt securities, junior subordinated debentures, trust preferred
                                                     securities and related guarantees, common stock, stock purchase contracts
                                                     and
                                                     stock purchase units.
                                                     Note: On February 21, 2001, $3.2 billion of senior debt securities were issued, leaving $800 million available for issuance.
------------------------------------------------------------------------------------------------------------------------------------
Progress Energy             No. 333-47910    S-3     Issuance of common stock for Investor Plus Plan.
------------------------------------------------------------------------------------------------------------------------------------
Progress Energy             No. 333-52328    S-8     Issuance of Progress Energy common stock for Florida Progress
                                                     Employee Stock Purchase Plan.
------------------------------------------------------------------------------------------------------------------------------------
Progress Energy             No. 333-48164    S-8     Issuance of common stock for Progress Energy Stock Purchase
                                                     Savings Plan.
------------------------------------------------------------------------------------------------------------------------------------
Florida Power               No. 333-29897    S-3     Issuance of medium-term notes. $250 million is available for issuance.
------------------------------------------------------------------------------------------------------------------------------------
Florida Power               No. 33-62210     S-3     Issuance of first mortgage bonds. $370 million is available for
                            No. 33-55273             issuance.
------------------------------------------------------------------------------------------------------------------------------------

     (b) Describe briefly the nature of any financial interest (other than the ownership of securities acquired as a dealer for the purpose of resale) which any person with whom such agreement exists, has in the registrant or in any associate or affiliate company thereof.

     None.

                   TWENTY LARGEST HOLDERS OF CAPITAL STOCKS

15. As of a recent date (indicating such date for each class) give the following information with respect to the holders of each class of stock and/or certificates of beneficial interest of the registrant:

     (a) List the twenty largest holders of Progress Energy Common Stock in accordance with the table below:

Holder of Record and Address                          Shares
CEDE & CO. FAST                                  160,737,248
The Depository Trust Company
55 Water Street, 25/th/ Floor
New York, NY 10041-0001

William Cavanaugh III                                191,128
1109 Tazwell Place
Raleigh, NC 27612-4770

R. T. Stuart, Jr.                                    172,180
9330 Hollow Way Road
Dallas, TX 75220-2237

Hart Securities Ltd.                                 117,902
c/o Anthony Bonanno
Gibson, Dunn & Crutcher
Suite 900, 1050 Connecticut Ave., NW
Washington, DC 20036-5320

Equiserve Trust Company, NA                          114,553
as Exchange Agent for the Acquisition of NCNG
c/o Corporate Actions Department
150 Royall Street
Canton, MA 02021

Carolina Environmental Systems                        62,117
c/o Charles Horne
221 Riverwalk Blvd.
Simpsonville, SC 29681-4755

Robert W. Woodruff                                    60,000
FDN, Inc.
50 Hurt Plaza, Suite 1200
Atlanta, GA 30303-2951

Burgess Sales & Supply, Inc.                 45,843
1343 Nature Preserve Trail
Denver, CO 28037-8597

William S. Orser                             43,959
608 Chalfant Court
Raleigh, NC 27607-6600

Jack E. Walters                              40,067
108 Cramer Mountain Road
Cramerton, NC 28032-1652

Lettie Pate Evans Foundation                 40,000
Restricted Fund
Attn.: Charles McTier
Suite 1200, 50 Hurt Plaza
Atlanta, GA 30303-2951

Harvey Enterprises, Inc.                     36,835
Box 189
Kinston, NC 28502-0189

Alphin Brothers                              32,750
2302 US 301 South
Dunn, NC 28334

Peter M. Scott III                           32,700
3340 White Oak Road
Raleigh, NC 27609-7619

Frank Barragan, Jr.                          30,211
217 Stedman Street
Fayetteville, NC 28305-5043

Ruth Klingon Barragan                        30,211
217 Stedman Street
Fayetteville, NC 28305-5043

Joseph K. Swiatocha                          30,000
13825 Oregon Road
Cutchogue, NY 11935-1134

Tom D. Kilgore                               29,562
1805 Dunes Court
Raleigh, NC 27615-3742

Charles R. Corbin, Jr. and                   29,433
Margaret M. Corbin, JT TEN
4523 Thimbleberry
Woodlake-Vass, NC 28394-8242

Robert B. McGehee                            28,000
2704 Townedge Court
Raleigh, NC 27612

     (b) Number of shareholders of record each holding 1,000 shares or more, and aggregate number of shares so held:

          12,271 accounts    189,654,464 shares

     (c) Number of shareholders of record each holding less than 1,000 shares, and the aggregate number of shares so held:

          65,586 accounts     16,396,652 shares

                       OFFICERS, DIRECTORS AND EMPLOYEES

16. (a) Positions and Compensation of Officers and Directors. Give name and address of each director and officer (including any person who performs similar functions) of the registrant, of each subsidiary company thereof, and of each mutual service company which is a member of the same holding company system. Opposite the name of each such individual, give the title of every such position held by him and briefly describe each other employment of such individual by each such company.

     State the present rate of compensation on an annual basis for each director whose aggregate compensation from all such companies exceeds $1,000 per year, and of each officer whose aggregate compensation from such companies is at the rate of $20,000 or more per year. In the event any officer devotes only part of his time to a company or companies in the system, this fact should be indicated by appropriate footnote. Such compensation for such part time should be computed on an annual rate, and if such annual rate exceeds $20,000, the actual compensation, as well as annual rate, should also be reported.

Name, Address, Company Positions and Employment, Present Compensation, (Annual
Rate)

     (b) Compensation of Certain Employees. As to regular employees of such companies who are not directors or officers of any one of them, list the name, address and aggregate annual rate of compensation of all those who receive $20,000 or more per year from all such companies.

     (c) Indebtedness to System Companies. As to every such director, trustee or officer as aforesaid, who is indebted to any one of such companies, or on whose behalf any such company has now outstanding and effective any obligation to assume or guarantee payment of any indebtedness to another, and whose total direct and contingent liability to such company exceeds the sum of $1,000, give the name of such director, trustee, or officer, the name of such company and describe briefly the nature and amount of such direct and contingent obligations.

     (d)  Contracts. If any such director, trustee, or officer as aforesaid:

          (1) Has an existing contract with any such company (exclusive of an employment contract which provides for no compensation other than that set forth in paragraph (a) of this Item); or,

          (2) either individually or together with the members of his immediate family, owns, directly or indirectly, 5% or more of the voting securities of any third person with whom any such company has an existing contract; or

          (3) has any other beneficial interest in an existing contract to which any such company is a party; describe briefly the nature of such contract, the names of the parties thereto, the terms thereof and the interest of such officer, trustee, or director therein.

Information requested in items (a) through (d) concerning officers and directors and their compensation is available in the Proxy Statement sent to shareholders of Progress Energy dated April 2, 2001, File No. 001-15929.

     (e) Banking Connections. If any such director, trustee or officer is an executive officer, director, partner, appointee or representative of any bank, trust company, investment banker, or banking association or firm, or of any corporation a majority of whose stock having the unrestricted right to vote for the election of directors, is owned by any bank, trust company, investment banker, or banking association or firm, state the name of such director or officer, describe briefly such other positions held by him and indicate which of the rules under
          Section 17(c) authorizes the registrant and subsidiary companies of which he is a director or officer to retain him in such capacity.

To be filed by amendment.

                   INTERESTS OF TRUSTEES IN SYSTEM COMPANIES

17. Describe briefly the nature of any substantial interest which any trustee under indentures executed in connection with any outstanding issue of securities of the registrant or any subsidiary thereof, has in either the registrant or such subsidiary, and any claim which any such trustee may have against registrant or any subsidiary; provided, however, that it shall not be necessary to include in such description any evidences of indebtedness owned by such trustee which were issued pursuant to such an indenture.

To the knowledge of the registrant, none.

18. As to each service, sales or construction contract (as defined in paragraphs (19) to (21) of Section 2(a) of the Act) which the registrant and any subsidiary company thereof has had in effect within the last three months, describe briefly the nature of such contract, the name and address of the parties thereto, the dates of execution and expiration, and the compensation to be paid thereunder. Attach typical forms of any such contracts as an exhibit to this registration statement. If the other party to any such contract is a mutual service company or a subsidiary service company which is a member of the same holding company system as the registrant and as to which the Commission has made a favorable finding in accordance with Rule 13-22, specific reference may be made to the application or declaration filed by such company pursuant to Rule 13-22 and no further details need be given as to such contracts.

In its order dated November 27, 2000, Release No. 27284, File No. 70-9643, the Commission made a favorable finding concerning the forms of Service Agreements filed with the Merger U-1 Application, Exhibits B-2, B-3 and B-4.

                                  LITIGATION

19. Describe briefly any existing litigation of the following descriptions, to which the registrant or any subsidiary company thereof is a party, or of which the property of the registrant or any such subsidiary company is the subject, including the names of the parties and the court in which such litigation is pending:

     (1) Proceedings to enforce or to restrain enforcement of any order of a State commission or other governmental agency;

Information concerning Progress Energy and its subsidiaries is available in Part I, Item 3 of the annual reports on Form 10-K and Part II, Item 1 of the quarterly reports on Form 10-Q of the following companies: Progress Energy (File No. 1-15929), CP&L (File No. 1-3382), Florida Progress (File No. 1-8349) and Florida Power (File No. 1-3274).

     (2)  Proceedings involving any franchise claimed by any such company;

Information concerning Progress Energy and its subsidiaries is available in Part I, Item 3 of the annual reports on Form 10-K and Part II, Item 1 of the quarterly reports on Form 10-Q of the following companies: Progress Energy (File No. 1-15929), CP&L (File No. 1-3382), Florida Progress (File No. 1-8349) and Florida Power (File No. 1-3274).

     (3) Proceedings between any such company and any holder, in his capacity as such, of any funded indebtedness or capital stock issued, or guaranteed by such company, or between any such company and any officer thereof;

Information concerning Progress Energy and its subsidiaries is available in Part I, Item 3 of the annual reports on Form 10-K and Item 1 of the quarterly reports on Form 10-Q of the following companies: Progress Energy (File No. 1-15929), CP&L (File No. 1-3382), Florida Progress (File No. 1-8349) and Florida Power (File No. 1-3274).

     (4) Proceedings in which any such company sues in its capacity as owner of capital stock or funded indebtedness issued or guaranteed by any other company;

Information concerning Progress Energy and its subsidiaries is available in Part I, Item 3 of the annual reports on Form 10-K and Part II, Item 1 of the quarterly reports on Form 10-Q of the following companies: Progress Energy (File No. 1-15929), CP&L (File No. 1-3382), Florida Progress (File No. 1-8349) and Florida Power (File No. 1-3274).

     (5) Each other proceeding in which the matter in controversy, exclusive of interest and costs, exceeds an amount equal to 2% of the debit accounts shown on the most recent balance sheet of such company.

Information concerning Progress Energy and its subsidiaries is available in Part I, Item 3 of the annual reports on Form 10-K and Part II, Item 1 of the quarterly reports on Form 10-Q of the following companies: Progress Energy (File No. 1-15929), CP&L (File No. 1-3382), Florida Progress (File No. 1-8349) and Florida Power (File No. 1-3274).


                                   EXHIBITS

Submit the following exhibits as a part of the registration statement.

EXHIBIT A. Furnish a corporate chart showing graphically relationships existing between the registrant and all subsidiary companies thereof as of the same date as the information furnished in the answer to Item 8. The chart should show the percentage of each class of voting securities of each subsidiary owned by the registrant and by each subsidiary company.

Paper Format - Form SE

EXHIBIT B. With respect to the registrant and each subsidiary company thereof, furnish a copy of the charter, articles of incorporation, trust agreement, voting trust agreement, or other fundamental document of organization, and a copy of its by-laws, rules and regulations, or other instruments corresponding thereto. If such documents do not set forth fully the rights, priorities and preferences of the holders of each class of capital stock described in the answer to Item 8(b) and those of the holders of any warrants, options or other securities described in the answer to Item 8(d), and of any limitations on such rights, there shall also be included the text appearing on each certificate or a copy of each resolution or other document establishing or defining such rights and limitations. The text of each such document shall be in the amended form effective at the date of filing the registration statement or shall be accompanied by copies of any amendments to it then in effect.

Omitted by permission of the Staff.

EXHIBIT C.

     (a) With respect to each class of funded debt shown in the answers to Items 8(a) and 8(c), submit a copy of the indenture or other fundamental document defining the rights of the holders of such security, and a copy of each contract or other instrument evidencing the liability of the registrant or a subsidiary company thereof as endorser or guarantor of such security. Include a copy of each amendment of such document and of each supplemental agreement, executed in connection therewith. If there have been any changes of trustees thereunder, such changes, unless otherwise shown, should be indicated by notes on the appropriate documents. No such indenture or other document need be filed in connection with any such issue if the total amount of securities that are now, or may at any time hereafter, be issued and outstanding thereunder does not exceed either $1,000,000 or an amount equal to 10% of the total of the debit accounts shown on the most recent balance sheet of the registrant or subsidiary company which issued or guaranteed such securities or which is the owner of property subject to the lien of such securities, whichever of said sums is the lesser.

Omitted by permission of the Staff.

     (b) As to each outstanding and uncompleted contract or agreement entered into by registrant or any subsidiary company thereof relating to the acquisition of any securities, utility assets (as defined in Section 2(a)(18) of the Act), or any other interest in any business, submit a copy of such contract or agreement and submit details of any supplementary understandings or arrangements that will assist in securing an understanding of such transactions.

Omitted by permission of the Staff.

EXHIBIT D. A consolidating statement of income and surplus of the registrant and its subsidiary companies for its last fiscal year ending prior to the date of filing this registration statement, together with a consolidating balance sheet of the registrant and its subsidiary companies as of the close of such fiscal year.

Response to this item will be filed by amendment confidentially pursuant to 17CFR (S)250.104 under the Public Utility Holding Company Act of 1935.

EXHIBIT E. For each public utility company and natural gas producing and pipe line property in the holding company system of the registrant, furnish the following maps (properties of associate companies operating in contiguous or nearby areas may be shown on the same map, provided property and service areas of each company are shown distinctively); provided that all maps shall be filed in paper under cover of Form SE (Section 259.603) if submitted by an electronic filer.

     (1) Map showing service area in which electric service is furnished, indicating the names of the companies serving contiguous areas;

     (2) Electric system map showing location of electric property (exclusive of local distribution lines) owned and/or operated, and information as follows:
          (a)  Generating plants - kind and capacity;
          (b) Transmission lines - voltage, number of circuits, kind of supports, kind and size of conductors;
          (c)  Transmission substations - capacity;
          (d)  Distribution substations - capacity;
          (e) Points of interconnection with all other electric utility companies and with all electrical enterprises operated by municipal or governmental agencies, giving names of such companies and enterprises;

     (3) Map showing service area in which gas service is furnished, indicating the names of companies serving contiguous areas;

     (4) Gas system map showing location of gas property (exclusive of low pressure local distribution lines) owned and/or operated, and information as follows:
          (a)  Generating plants - kind and daily capacity;
          (b)  Holders - kind and capacity;
          (c)  Compressor stations - capacity in horsepower;
          (d) Transmission pipe lines - size, approximate average transmission pressure and the estimated daily delivery capacity of the system;
          (e) Points of interconnection with all other private and public gas utilities, pipe lines or producing enterprises, giving names of such companies and other enterprises;
          (f) General location and outline of gas producing and reserve areas, and diagrammatic location of gathering lines.

Paper Format - Form SE

EXHIBIT F.Furnish an accurate copy of each annual report for the last fiscal year ending prior to the date of the filing of this registration statement, which the registrant and each subsidiary company thereof has previously submitted to its stockholders. For companies for which no reports are submitted the reason for omission should be indicated; provided that electronic filers shall submit such reports in paper format only under cover of Form SE (Section 259.603).



   Exhibit                                       Report
   -------                                       ------
-----------------------------------------------------------------------------------------
     F-1          Progress Energy, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (File No. 1-15929)
-----------------------------------------------------------------------------------------
     F-2          Carolina Power & Light Company Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (File No. 1-3382)
-----------------------------------------------------------------------------------------
     F-3          Florida Progress Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (File No. 1-8349)
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
     F-4           Florida Power Annual Report on Form 10-K for the fiscal year ended
                   December 31, 2000 (File No. 1-3274)
-----------------------------------------------------------------------------------------
     F-5           Progress Energy, Inc. Annual Report to Shareholders
-----------------------------------------------------------------------------------------

EXHIBIT G. Furnish a copy of each annual report which the registrant and each public utility subsidiary company thereof shall have filed with any State commission having jurisdiction to regulate public utility companies for the last fiscal year ending prior to the date of filing this registration statement. If any such company shall have filed similar reports with more than one such State commission, the registrant need file a copy of only one of such reports provided that notation is made of such fact, giving the names of the different commissions with which such report was filed, and setting forth any differences between the copy submitted and the copies filed with such other commissions. In the event any company submits an annual report to the Federal Power Commission but not to a State commission, a copy of such report should be furnished. In the case of a registrant or any public utility subsidiary company for which no report is appended, the reasons for such omission should be indicated such as "No such reports required or filed;" provided that electronic filers shall submit such reports in paper format only under cover of Form SE (Section 259.603).

Paper Format - Form SE

EXHIBIT H. Typical forms of service, sales or construction contracts described in answer to Item 18.

Omitted by permission of the Staff.

This registration statement comprises:

          (a) Pages numbered 1 to 37, consecutively.

          (b) The following Exhibits:

                                 EXHIBIT INDEX

-------------------------------------------------------------------------------------------------
 Exhibit                                         Description
  No.
-------------------------------------------------------------------------------------------------
    A       To be filed by amendment.
-------------------------------------------------------------------------------------------------
    B       Omitted by permission of the Staff.
-------------------------------------------------------------------------------------------------
    C       Omitted by permission of the Staff.
-------------------------------------------------------------------------------------------------
   E-1      Map of Combined Service Areas of CP&L, Florida Power and NCNG (Paper format to be filed by amendment)
-------------------------------------------------------------------------------------------------
   E-2      Transmission Map of Southeast (Paper format to be filed by amendment)
-------------------------------------------------------------------------------------------------
   E-3      Contract Path Map (Paper format to be filed by amendment)
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
F-1         Progress Energy, Inc. Annual Report on Form 10-K for the fiscal year ended December
            31, 2000 (File No. 1-15929) (incorporated herein by reference)
-------------------------------------------------------------------------------------------------
F-2         Carolina Power & Light Company Annual Report on Form 10-K for the fiscal year ended
            December 31, 2000 (File No. 1-3382) (incorporated herein by reference)
-------------------------------------------------------------------------------------------------
F-3         Florida Progress Corporation Annual Report on Form 10-K for the fiscal year ended
            December 31, 2000 (File No. 1-8349) (incorporated herein by reference)
-------------------------------------------------------------------------------------------------
F-4         Florida Power Annual Report on Form 10-K for the fiscal year ended December 31, 2000
            (File No. 1-3274) (incorporated herein by reference)
-------------------------------------------------------------------------------------------------
F-5         Progress Energy, Inc. Annual Report to Shareholders (incorporated herein by reference)
-------------------------------------------------------------------------------------------------
G-1         FERC Form 1 - 2000 Annual Report for CP&L (paper format to be filed by amendment)
-------------------------------------------------------------------------------------------------
G-2         FERC Form 1 - 2000 Annual Report for CP&L - North Carolina Supplemental Report
            (paper format to be filed by amendment)
-------------------------------------------------------------------------------------------------
G-3         FERC Form 1 - 2000 Annual Report for CP&L - North Carolina Supplemental Report
-------------------------------------------------------------------------------------------------
G-4         FERC Form 1 - 2000 Annual Report for CP&L - South Carolina Supplemental Report
            (paper format to be filed by amendment)
-------------------------------------------------------------------------------------------------
G-5         FERC Form 2 - 1999 Annual Report for NCNG (paper format to be filed by amendment)
-------------------------------------------------------------------------------------------------
G-6         FERC Form 2 - 2000 Annual Report for NCNG (paper format to be filed by amendment)
-------------------------------------------------------------------------------------------------
G-7         FERC Form 1 - 2000 Annual Report for Florida Power (paper format to be filed by amendment)
-------------------------------------------------------------------------------------------------

                               S I G N A T U R E

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this registration statement to be duly signed on its behalf in the City of Raleigh and State of North Carolina, on the 9/th/ day of May, 2001.

(SEAL)


PROGRESS ENERGY, INC.
    (Name of Registrant)


By: /s/ Robert H. Bazemore, Jr.
    --------------------------------
    Vice President and Controller

Attest:

By: /s/ Robert M. Williams
    ----------------------
    Robert M. Williams
    Assistant Corporate Secretary

                            V E R I F I C A T I O N

State of North Carolina  )
                         )    ss.
County of Wake           )

The undersigned, being duly sworn deposes and says that he has duly executed the attached registration statement dated May 4, 2001, for and on behalf of Progress Energy, Inc.; that he is the Treasurer of such company and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


By:  /s/ Robert H. Bazemore, Jr.
     -----------------------------
     Robert H. Bazemore, Jr.
     Vice President and Controller


Subscribed and sworn to before me, a notary public this 9/th/ day of May, 2001.

(OFFICIAL SEAL)


/s/ Diane T. Parrish
--------------------------------
Notary


My commission expires: July 7, 2003
                       ------------